Exhibit 99.1

Closing of Aokang’s Strategic Investment in LightInTheBox and Appointment of New Directors

Beijing, China, July 23, 2015 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced that Zhejiang Aokang Shoes Co., Ltd. (SSE: 603001) (“Aokang”) has completed the acquisition of a strategic equity interest in the Company as announced by the Company on June 10, 2015.

As a result of the transaction, Messrs. Zhentao Wang and Wenkui Chen have joined  LightInTheBox as directors of the Company, effective July 22, 2015, succeeding Messrs. Liang Zhang and Bo Feng, who have tendered their resignations as directors of the Company, effective as of the same date.

Mr. Alan Guo, Chairman and CEO of LightInTheBox, commented, “We are very pleased to welcome Zhentao and Wenkui to our Board. We are confident that their extensive investment and management experience will be a great asset to the Board and the Company as we jointly execute on our common vision by combining and integrating the complimentary skills and advantages of our two companies. Since the announcement of this strategic partnership, global cross-border ecommerce has continued to evolve rapidly, reinforcing our conviction that our partnership is timely and will allow us to grow faster and create greater value for our shareholders.”

Mr. Zhentao Wang, Chairman of Aokang, commented, “Wenkui and I are delighted to join the Board of LightInTheBox and help create new business prospects for both companies, transform traditional manufacturing in China by leveraging mobile Internet technology, and introduce high-quality Chinese brands such as Aokang to global consumers.”

Mr. Zhentao Wang is the founder and chairman of the board of directors of Aokang. He founded Yongjia County Aolin Shoe Factory, the predecessor of Aokang, in 1988.  Mr. Wang received his EMBA degree from Cheung Kong Graduate School of Business in 2006 and also an EMBA degree from the HEC School of Management in France in 2007. Mr. Wang has received numerous accolades and awards in China, including the National Labor Day Award in 2002, China’s Industry Leader of Private Industrial Enterprises in 2003, and the Outstanding Person of China’s Economic Development in 2006.

Mr. Wenkui Chen is the secretary to the board of directors of Aokang, and was previously the chief financial officer and director of the internal audit department of Aokang.  Mr. Chen received his bachelor’s degree in accounting from Dongbei University of Finance and Economics in 2005.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.